Exhibit 99.10
Notice to ASX/LSE

Rio Tinto to review future of ISAL smelter

12 February 2020

Rio Tinto will conduct a strategic review of the ISAL smelter in Iceland, to determine the operation’s ongoing viability and explore options to improve its competitive position.

ISAL is expected to remain unprofitable in the short to medium term in the challenging conditions facing the aluminium industry, due to the smelter’s uncompetitive energy costs and historically low aluminium prices.

Rio Tinto will continue discussions with the Government of Iceland and power provider Landsvirkjun on how the smelter can return to profitability and become competitive in the global market.

Rio Tinto Aluminium chief executive Alf Barrios said “We have worked intensively to improve ISAL’s performance, however it is currently unprofitable and cannot compete in the challenging market conditions due to its high power costs.

“Rio Tinto will review options for the smelter, with the aim of finding a solution for ISAL to become an economically viable business.

“ISAL makes a significant contribution to Iceland’s economy and we will work closely with stakeholders who have a shared interest in a strong future for the smelter, including the government, Landsvirkjun, employees, unions and the local community.”

The strategic review will consider all options including curtailment and closure, and will be complete in the first half of 2020.

Production at ISAL has already been reduced to 85 per cent of the smelter’s capacity due to its lack of profitability.

ISAL is wholly owned by Rio Tinto and around 500 people work at the site.

Contacts

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Media Relations, United Kingdom
Illtud Harri
M +44 7920 503 600

David Outhwaite
T +44 20 7781 1623
M +44 7787 597 493

Media Relations, Americas
Matthew Klar
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Media Relations, Asia
Grant Donald
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M +65 9722 6028

Media Relations, Australia Jonathan Rose T +61 3 9283 3088 M +61 447 028 913 Matt Chambers T +61 3 9283 3087 M +61 433 525 739 Jesse Riseborough T +61 8 6211 6013 M +61 436 653 412
Investor Relations, United Kingdom Menno Sanderse T: +44 20 7781 1517 M: +44 7825 195 178 David Ovington T +44 20 7781 2051 M +44 7920 010 978	Investor Relations, Australia Natalie Worley T +61 3 9283 3063 M +61 409 210 462 Amar Jambaa T +61 3 9283 3627 M +61 472 865 948
Group Company Secretary Steve Allen Rio Tinto plc 6 St James’s Square London SW1Y 4AD United Kingdom T +44 20 7781 2000 Registered in England No. 719885	Joint Company Secretary Tim Paine Rio Tinto Limited Level 7, 360 Collins Street Melbourne 3000 Australia T +61 3 9283 3333 Registered in Australia ABN 96 004 458 404

This announcement is authorised for release to the market by Rio Tinto’s Group Company Secretary.